UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one:) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I

REGISTRANT INFORMATION

Universal Business Payment Solutions Acquisition Corporation

Full Name of Registrant

N/A

Former Name if Applicable

150 North Radnor Chester Road, Suite F-200

Address of Principal Executive Office (Street and Number)

Radnor, Pennsylvania 19087

City, State and Zip Code

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on the Registrant’s Current Report on Form 8-K filed on July 9, 2012, the Registrant entered into two separate Agreements and Plans of Merger on July 6, 2012 (as amended the “Merger Agreements”). The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “2012 Form 10-K”) without unreasonable effort or expense because, among other things, the negotiations of new financing, the mergers and related transactions as contemplated by the Merger Agreements diverted significant management and board of directors time and attention from the Registrant’s normal process of reviewing and completing the 2012 Form 10-K. The Registrant is in the process of finalizing its new financing and expects to file the 2012 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

The merger transactions contemplated by the Merger Agreements are contingent upon, among other things, stockholder approval (which has been obtained), and new debt financing, and the Registrant expects to complete the mergers and new financing on December 31, 2012. If the Registrant is unable to consummate the new financing or take other remedial actions prior to filing its 2012 Form 10-K, the Company will be forced to begin the process of liquidation pursuant to the provisions of its Amended and Restated Certificate of Incorporation.

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Cautionary Note Regarding Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements related to the consummation of the merger, the Registrant’s potential entry into new debt financing, and the estimated timing for the filing of the 2012 Form 10-K. Risks, uncertainties and assumptions that could affect the Registrant’s forward-looking statements include, among other things, the time needed for the Registrant to finalize and file the 2012 Form 10-K and whether, and the terms on which, the Registrant can complete the anticipated new debt financing. There can be no assurance that the Registrant will be able to successfully consummate new debt financing or the transactions contemplated by the Merger Agreement on a timely basis, on terms satisfactory to the Registrant or at all. Unless required by law, the Registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)               Name and telephone number of person to contact in regard to this notification

Peter Davidson (Name)	(404) 427-9432 (Area Code) (Telephone Number)

(2)               Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)               Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION.

(Name of Registrant as Specified in Charter)

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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2012	By:/s/ Bipin C. Shah Name: Bipin C. Shah Title: Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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